Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

April 1, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long

Mr. Craig Slivka

Mr. Leland Benton

Ms. Patricia Do

Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Amendment No. 3 to Registration Statement on Form S-1 Filed March 9, 2015 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 23, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 filed on March 9, 2015 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

General

1.	Please refile your Free Writing Prospectus to include a legend in the format prescribed by Rule 433(c)(2) of the Securities Act.

Response: We have included the following legend on page 2 of the Free Writing Prospectus, which will be filed immediately after the filing of Amendment No. 4:

We have filed a registration statement on Form S-1 (including a prospectus) with the SEC on May 9, 2014, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as subsequently amended to date (our “Registration Statement”), and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, our underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 292-9192.

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2.	We note that you have revised your prospectus to refer, in multiple places, to grants by two Pingdingshan municipal agencies to transport and process construction waste. Please:

●	Revise to clarify whether you are currently, or have been, in breach of these contracts, and if so, what the ramifications of such breach may be or have been. We note that clause 8.1 of the contract with the Pingdingshan Development Bureau, for example, required that your recycling plant be operational by December 13, 2012;

Response: We are not currently, nor have we been, in breach of our agreement with the Pingdingshan Development Bureau. Our inability to commence operations by December 2012 is due entirely to delays resulting from coordination within agencies and departments of the Pingdingshan municipal government in connection with our waste recycling business. At our request, the Pingdingshan Construction Wastes Management Office (as the department of the Pingdingshan Development Bureau in charge of the city’s construction waste) has issued a memorandum confirming that we are not in breach of the agreement, but stating that we have an obligation to commence formal operations sometime within 2015.

We have revised footnote 6 under “Facilities” on page 60 as follows:

(6)	We completed equipment installation of the brick and recycling plants (including one production line for the brick plant) in November 2014 and commenced trial operations in late December 2014, with formal operations anticipated sometime in April 2015. Our agreement with the Pingdingshan Development Bureau contemplates that we commence formal operations of our waste recycling business by December 2012. We are not in breach of such agreement, however, as the delay is entirely due to delays resulting from coordination within agencies and departments of the Pingdingshan municipal government in connection with our waste recycling business. The research and development center and office building are not yet operational.

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●	Revise to clarify whether you are currently hauling waste within either the current or planned municipal boundaries of Pingdingshan, and if so, for how long you have been doing so, and if not, please advise whether another company was enjoying the ability to provide these services in violation of your exclusive right;

Response: As we have not yet commenced formal operations, we have not yet been hauling construction waste in connection with our exclusive right, and the Pingdingshan Construction Wastes Management Office is permitting other companies to haul construction waste. Once we commence formal operations, however, these other companies will no longer be permitted to haul construction waste, and we will enjoy our exclusive right in accordance with our agreement with the Pingdingshan Development Bureau, as confirmed in the memorandum issued by the Pingdingshan Construction Wastes Management Office at our request.

We have revised our disclosure to qualify the commencement of our exclusive right, including the third paragraph under “Our Company” on page 1 as follows:

In connection with our plans to establish waste hauling operations and to produce bricks from construction waste, we have: (i) been granted exclusive right by the Pingdingshan municipal government to transport and process construction waste in the built-up area of Pingdingshan consisting of five districts (subject to exclusions imposed by special municipal regulations), which exclusive right will commence concurrently with the formal operations of our waste recycling plant; (ii) contracted to acquire an additional 70 haul trucks to augment our current fleet of 50 trucks for a total of 120 haul trucks to transport the waste; and (iii) built a state-of-the-art recycling plant to process the waste, and a brick plant to utilize the processed waste. One of the two production lines is complete and currently undergoing trial operations. We anticipate formal production and our hauling operations to commence in April 2015.

The following risk factor on page 11:

If our exclusive right to collect and process construction waste is terminated or expires, we may have difficulty sourcing the discarded bricks and concrete in quantities that we may need for our new facilities or on terms acceptable to us.

Through Yulong Renewable, we plan to process construction waste consisting of discarded bricks and concrete at our new recycling plant, which is not yet operational. We then plan to transform them into various types of recycled bricks at our new brick plant, which is undergoing trial operations.  We have a 20-year exclusive right to collect and process construction waste in the built-up area of Pingdingshan consisting of five districts (subject to exclusions imposed by special municipal regulations) pursuant to our agreement with the Pingdingshan Housing and Urban-Rural Development Bureau and licenses issued by the Pingdingshan Construction Wastes Management Office, which exclusive right will commence concurrently with the formal operations of our recycling plant.  Such right, however, may be terminated if, for example, we were to breach our obligations and fail to correct such breach within a specified time period, or if we were to fail to expand our operations as needed to meet the city’s requirements. Should our right terminate, or expire without being renewed, we may not be able to source discarded bricks and concrete in quantities that we may require for Yulong Renewable’s anticipated operations and/or on terms that are acceptable to us. Should that happen, we would be unable to carry out our business plans, which in turn would have a material negative impact our projected revenues and growth.

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The first paragraph under “Overview” on page 31 as follows:

We are engaged in the production and sale of fly-ash bricks and ready-mixed concrete in and around the city of Pingdingshan, Henan Province, China.   We are also in the process of establishing and constructing a waste recycling plant, and another brick production plant.  We plan to process construction waste consisting of discarded bricks and concrete that we have the exclusive right to collect and process in the built-up area of Pingdingshan consisting of five districts (subject to exclusions imposed by special municipal regulations) at the recycling plant and to transform them into various types of recycled bricks at the brick plant.  Our exclusive right will commence concurrently with the formal operations of our recycling plant. We completed construction of both plants as well as a research and development center in October 2014, and completed equipment installation (including the first production line at the brick plant) in November 2014. We commenced trial operations in late December 2014, and plan to commence formal operations sometime in April 2015.  We also plan to complete the second production line of the brick plant by December 2015. We are a holding company and our primary business operations are conducted through our consolidated affiliated entities, which are variable interest entities, or VIEs, that we control.  These VIEs include Yulong Bricks, which operates our bricks business, and Yulong Concrete and Yulong Transport, which operate our concrete business.   Yulong Renewable will operate our new facilities when they become operational.

The second to last paragraph under “Overview” on page 42 as follows:

In connection with our plans to establish waste hauling operations and to produce bricks from construction waste, we have: (i) been granted exclusive right by the Pingdingshan municipal government to transport and process construction waste in the built-up area of Pingdingshan consisting of five districts (subject to exclusions imposed by special municipal regulations), which exclusive right will commence concurrently with the formal operations of our waste recycling plant; (ii) contracted to acquire an additional 70 haul trucks to augment our current fleet of 50 trucks for a total of 120 haul trucks to transport the waste; and (iii) built a state-of-the-art recycling plant to process the waste, and a brick plant to utilize the processed waste. One of the two production lines is complete and currently undergoing trial operations. We anticipate formal production and our hauling operations to commence in April 2015.

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The last paragraph on page 53 as follows:

We plan to supply the discarded bricks and concrete needed for our new recycling plant and brick plant pursuant to our exclusive right from the municipal government concerning construction waste in the built-up area of Pingdingshan (subject to exclusions imposed by special municipal regulations). Specifically, in September 2012, Yulong Renewable entered into an agreement with the Pingdingshan Housing and Urban-Rural Development Bureau, or the Pingdingshan Development Bureau, pursuant to which we have the exclusive right to clean up and process construction waste in the built-up area of Pingdingshan (subject to exclusions imposed by special municipal regulations), which the municipal government has designated as consisting of the Weidong, Xinhua Zhanhe, Shilong, Zhanhe and Xincheng districts. Our exclusivity is for 20 years, commencing concurrently with the formal operations of our recycling plant, but may be extended subject to agreement with the Pingdingshan Development Bureau prior to the expiration or termination of our exclusive agreement. Additionally, in October 2012, the Pingdingshan Construction Wastes Management Office, which is a department of the Pingdingshan Development Bureau and is in charge of the city’s construction waste, granted Yulong Renewable an exclusive license to clean up, transport and process constructions waste within the city’s planning area (in this case, in the five districts under our agreement with the Pingdingshan Development Bureau), as well as a qualification license as required under our agreement with the Pingdingshan Development Bureau. Both licenses expire on October 30, 2032.

●	Disclose what qualifications you were required to acquire under clause 3.1.4 of the contract with the Pingdingshan Development Bureau, and whether these qualifications have currently been obtained and their duration. If these qualifications have not been obtained, please disclose what further steps are required;

Response: The qualification that we require, and which we have acquired, is a qualification license issued to us by the Pingdingshan Construction Wastes Management Office. We have revised the last paragraph on page 53 to include disclosure regarding such license (which revised paragraph is reproduced in the immediately preceding response). We have also included an English translation of our qualification license as Exhibit 10.35(b) to the Registration Statement.

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●	Disclose with greater specificity the area covered by your agreement with the Pingdingshan Construction Wastes Management Office;

Response: We have revised the last paragraph on page 53 to specifically identify the area covered by our operating license issued by the Pingdingshan Construction Wastes Management Office, which encompasses the built-up area of Pingdingshan consisting of the five districts under our agreement with the Pingdingshan Development Bureau. The revised paragraph is reproduced in our response to the second bullet point under comment 2 above.

●	Clarify whether you currently have the exclusive right to collect construction waste in the area covered by your agreement with the Pingdingshan Construction Wastes Management Office;

Response: As clarified in our response to the second bullet point under comment 2 above, our exclusive right will commence concurrently with the formal operations of our recycling plant. We have revised our disclosures accordingly, as also noted in our response to the second bullet point under comment 2 above.

●	File the contract with Pingdingshan Construction Wastes Management Office as an exhibit; and

Response: We respectfully note that we do not have a contract with the Pingdingshan Construction Wastes Management Office, only a special operating license which is being filed as Exhibit 10.35(a) to the Registration Statement, and a qualification license which is being filed as Exhibit 10.35(b) to the Registration Statement.

●	Advise as to why previous drafts of your prospectus have omitted references to your exclusive rights to haul waste, which both date to 2012. We note that page 40 of your prospectus states that you “intend to source construction waste consisting of bricks and concrete for [your] recycling plant in part by entering into waste disposal contracts with local governments.” This disclosure was in previous drafts of your prospectus and does not reflect your arrangements with either government agency. We also note your disclosure on page 46 to the effect that you “now” have the exclusive right, implying that you did not previously.

Response: We respectfully note that disclosure was previously excluded as we were not then near the commencement of formal operations at Yulong Renewable under which we would exercise our exclusive hauling right. However, as we are now near the commencement of formal operations, and after consultation with our underwriters, we believe that disclosure regarding our exclusive right is now appropriate. We have deleted the word “now” from our disclosure as reflected on page 49.

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Calculation of Registration Fee Table

3.	You state in footnote 5 to this table that “no ‘offer’ of such ordinary shares [underlying the warrants being registered] exists as defined in Section 2(a)(3) of the Securities Act because the warrants are not exercisable until 180 days following their issuance.” Please either remove this language or provide us with a detailed legal analysis supporting this assertion.

Response: We have deleted the last sentence of the footnote.

Prospectus Summary, page 1

Our Company, page 1

4.	You state here that you have 50 haul trucks and have contracted to acquire 100 more. Your disclosure on page F-21 only describes entering into arrangements for 120 garbage trucks. Please revise.

Response: We have revised our disclosure in the third paragraph under “Our Company” on page 1 and the fourth paragraph under “Overview” on page 42 as follows:

In connection with our plans to establish waste hauling operations and to produce bricks from construction waste, we have: (i) been granted exclusive right by the Pingdingshan municipal government to transport and process construction waste in the built-up area of Pingdingshan consisting of five districts (subject to exclusions imposed by special municipal regulations), which exclusive right will commence concurrently with the formal operations of our waste recycling plant; (ii) contracted to acquire an additional 70 haul trucks to augment our current fleet of 50 trucks for a total of 120 haul trucks to transport the waste; and (iii) built a state-of-the-art recycling plant to process the waste, and a brick plant to utilize the processed waste. One of the two production lines is complete and currently undergoing trial operations. We anticipate formal production and our hauling operations to commence in April 2015.

Risks Related to Our Corporate Structure, page 9

5.	Please expand your disclosure under this heading to address the potential ramifications of the Chinese draft Foreign Investment Law, released for public comment on January 19, 2015, on VIE structures such as your own.

Response: We have included the following risk factor on page 15:

The eventual enactment of a new Foreign Investment Law may require us to change our corporate structure and/or impose periodic reporting obligations on us and our non-PRC shareholders.

The PRC Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. It may take some time to go through a number of complicated procedures before the draft Foreign Investment Law can be enacted and be officially promulgated by the National People’s Congress. It is also likely that there will be a number of changes between the draft Foreign Investment Law as released in January 2015 and the Foreign Investment Law that may ultimately be enacted. The current draft of Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” to be separately issued by the State Council in the future, market entry clearance by the Ministry of Commerce or its local counterparts would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has frequently been adopted by many PRC-based companies, including us, in order to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal.

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However, the draft Foreign Investment Law has not taken a position on what will happen to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with a VIE structure and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the businesses that we currently operate or that we may operate in the future through our variable interest entities will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with such information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

However, because the draft Foreign Investment Law and its explanations are currently only subject to discussion and have not yet been promulgated, their interpretation and application remain substantially uncertain. As a result, we cannot draw a clear conclusion on its possible impact on companies with an investment scheme and/or corporate structure similar to ours. Investors are cautioned to take the potential change in law into account when making an investment decision.

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Selected Consolidated Financial and Operating Data, page 27

6.	Please provide pro forma earnings per share information for the latest year and interim period to give effect to the issuance of the 1,465,584 ordinary shares for the conversion of $9,892,692 in related party indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: We have revised our selected consolidated financial and operating data as follow to give effect to the issuance of the 1,465,584 ordinary shares for the conversion of $9,892,692 in related party indebtedness:

	For the Year Ended June 30,		For the Six Months Ended December 31,
	2014	2013	2014	2013
			(Unaudited)	(Unaudited)
Selected Consolidated Statements of Comprehensive Income Data:
Revenues
Bricks	$14,956,906	$13,955,354	$8,075,328	$6,929,756
Concrete	29,499,530	28,525,265	15,125,456	14,896,723
Total revenues	44,456,436	42,480,619	23,200,784	21,826,479
Cost of revenues
Bricks	5,773,533	5,997,073	3,188,208	2,687,323
Concrete	21,729,928	20,786,582	11,731,023	10,919,745
Total cost of revenues	27,503,461	26,783,655	14,919,231	13,607,068
Gross profit	16,952,975	15,696,964	8,281,553	8,219,411
Operating expenses:
Selling	930,470	869,295	365,763	443,713
General and administrative	806,037	711,954	1,599,667	578,795
Total operating expenses	1,736,507	1,581,249	1,965,430	1,022,508
Income from operations	15,216,468	14,115,715	6,316,123	7,196,903
Other expenses	(1,265,147)	(1,159,478)	(708,203)	(642,689)
Income before income tax	13,951,321	12,956,237	5,607,920	6,554,214
Provision for income tax	3,259,147	2,906,742	1,448,796	1,725,271
Net income	10,692,174	10,049,495	4,159,124	4,828,943
Other comprehensive income
Foreign currency translation adjustment	94,109	661,344	49,145	340,934
Comprehensive income	$10,786,283	$10,710,839	$4,208,269	$5,169,877
Earnings per share
Basic and diluted (giving effect to the 4-for-5 reverse stock split effected on March 3, 2015)	$1.34	$1.26	$0.52	$0.60
Pro forma earnings per share
Basic and diluted (giving effect to the 4-for-5 reverse stock split effected on March 3, 2015 and to the conversion of the $9,892,692 in related party indebtedness into 1,465,584 ordinary shares at the beginning of the periods presented)	$1.13	$1.06	$0.44	$0.51

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Underwriter’s Warrants, page 83

7.	You state that the warrants are subject a one-year lock-up, but then state that Cuttone will not engage in any transactions regarding the warrants or underlying securities for a period of 180 days. Please revise to correct this apparent inconsistency.

Response: We have revised to state that the lock-up period is 180 days.

Financial Statements

Note 4 – Accounts Receivable, net, page F-17

8.	We have read your response to comment 5 in our letter dated February 25, 2015 and have the following additional comments.

●	Tell us how much of the remaining $6.9 million outstanding accounts receivable balance at January 31, 2015 has since been collected and/or how much of this amount is now considered past due;

Response: We fully collected the remaining $6.9 million by the end of February 2015. No amount is now considered past due.

●	Tell us whether you have made sales to any customers since December 31, 2014 that had outstanding accounts receivable balances. If so, address the basis for making such sales in light of your statement that you will require many of these customers to pay off their balances before making additional sales to them; and

Response: We made approximately $2.0 million of sales in January and February 2015 to some of these customers who had outstanding accounts receivable balances, who assured us that their outstanding balances would be paid off by the end of February 2015. We agreed to do so due to their good credit history and our long-standing relationship with them. As noted in the immediately preceding response, our accounts receivable as of December 31, 2014, was fully collected.

We have revised the third paragraph under “Net Cash Provided by (Used in) Operating Activities” on page 37 as follows:

Net cash used in operating activities totaled approximately $3.6 million for the six months ended December 31, 2014, and was primarily attributable to $4.2 million of net income, cash outflows of $1.2 million from payments of our accounts payable with vendors, and slower collection from customers that resulted in accounts receivable of $5.8 million. As of December 31, 2014, our outstanding days in sales were approximately 88 days, from 43 days as of June 30, 2014. Such increase was mainly the result of many customers slowing their payments to us due to their outlook on the real estate market during this period and thus being more conservative with their cash flow management. We are, however, confident in our customers’ ability to pay based on our evaluation of their credit-worthiness. In addition, we will require many of these customers to pay off their balances before making additional sales to them, although we may make exceptions for some customers on the basis of their good credit history and long-standing relationship with us. By February 27, 2015, we fully collected the accounts receivable as of December 31, 2014.

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●	Expand your disclosures on page 34 to discuss that fact that while you have increased your credit terms from approximately 30 to 45 days, your days sales outstanding appears to have increased from 43 days as of June 30, 2014 to 88 days as of December 31, 2014.

Response: We have expanded our disclosure accordingly in the third paragraph under “Net Cash Provided by (Used in) Operating Activities” on page 37, which paragraph is reproduced in the immediately preceding response.

Undertakings, page II-2

9.	Please revise to include the undertakings in Item 512(a) of Regulation S-K. We note that you are engaging in a delayed offering of certain of the securities being registered.

Response: We have revised the undertakings on page II-2 as follows:

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(6)	That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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(7)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter).

Exhibit Index, page II-4

10.	Please file an executed copy of your underwriting agreement.

Response: We respectfully note that we and the representative of the underwriters will execute the underwriting agreement immediately after the pricing for the offering is determined, and we will amend the Registration Statement at such time to include the executed underwriting agreement as an exhibit.

11.	We note your response to comment 7 of our letter dated February 25, 2015. The clause that you refer to appears to be provisioned upon Ms. Wu’s consent, rather than to contain her consent. Please file the consent of Alice Io Wai Wu pursuant to Rule 438 of Regulation C of the Securities Act of 1933.

Response: Ms. Wu’s consent has been filed as Exhibit 23.8 to the Registration Statement.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

Yulong Eco-Materials Limited

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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